HIGHWAYS, NORTH AMERICA Ferrovial agrees to acquire up to 5.06% of 407 ETR from AtkinsRéalis With this transaction, Ferrovial would increase its ownership in 407 ETR to 48.29%. Amsterdam, March 13, 2025 - Ferrovial, a leading global infrastructure company, has reached an agreement to acquire up to a 5.06% stake in 407 ETR from AtkinsRéalis for approximately CAD $2.09 billion. The transaction is structured in two tranches, with 3.30% to be acquired at closing and 1.76% deferred for up to 18 months post-closing through a put and call option agreement. The strike price for the put and call option will be adjusted, based on an agreed formula taking into account when it will be executed. Separate deals have been announced today by which AtkinsRéalis would sell its remaining 1.7% stake in 407 ETR to Canada Pension Plan Investment Board (CPP Investments), and Public Sector Pension Investment Board (PSP Investments) has entered into agreements to acquire a 7.51% interest in 407 ETR from CPP Investments. The transactions are expected to be completed during the second quarter of 2025 and are subject to the closing of CPP Investments’ sale to PSP Investments, as well as other customary closing conditions. Highway 407 ETR is a 108 kilometer, all-electronic, open-access toll highway located in the Greater Toronto Area in Ontario, Canada. It plays an important role in alleviating congestion on the Greater Toronto Area roadways. Each week, more than three million people travel on 407 ETR. As a shareholder since 1999, Ferrovial has demonstrated its enduring commitment to 407 ETR which serves the citizens of the Greater Toronto Area improving mobility and fostering growth in the region. The company has longstanding relationships and a track record of successful collaboration with its partners in this high-quality asset. This press release contains inside information within the meaning of article 7(1) of the Regulation (EU) Nº 596/2014, of the European Parliament and of the Council, of 16 April 2014, on market abuse. Forward-looking statements This press release contains forward-looking statements. Any express or implied statements contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding the terms and conditions of the transaction, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “target,” “anticipate” and similar statements of a future or forward-looking nature, or the negative of these terms or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation: risks related to our diverse geographical operations and Business Divisions; risks related to our acquisitions, divestments and other strategic transactions that we may undertake and considering that our business is derived from a small number of projects; the impact of competitive pressures in our industry and pricing, including the costs of and lack of certainty in winning competitive tender processes; general economic and political conditions and events and the impact they may have on us; our ability to obtain adequate financing in the future as needed; our ability to maintain compliance with the continued listing requirements of

Nasdaq Global Select Market, Euronext Amsterdam and the Spanish Stock Exchanges; lawsuits and other claims by third parties or investigations by various regulatory agencies that we may be subject to; impact of any changes in existing or future tax regimes or regulations; risks specific to our securities, including the payment of future dividends, which will depend on our financial condition and results of operations, and the liquidity of our shares as a consequence of the multiple listings in different jurisdictions; risks related to increased digitalization and to cybersecurity threats; the impacts of accidents or other incidents at our project sites and facilities; physical and transitional risks in connection with the impacts of climate change; risks related to increased scrutiny and changing expectations in connection with sustainability and ESG matters; risks related to the adequacy or existence of our insurance coverage and any non-recoverable losses; risk associated with the international nature of our business and operations; our reliance on and ability to locate, select, monitor, and manage subcontractors and service providers; our legal and regulatory risks given that we operate in highly regulated environments and may be subject to changes in regulations; risks related to our holding company structure and from our joint venture and partnership operations; and the other important factors discussed under the caption “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2024 filed with the U.S. Securities and Exchange Commission (“SEC”) which is available on the SEC website at www.sec.gov, as such factors may be updated from time to time in our other filings with the SEC. Any forward- looking statements contained in this communication speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. We disclaim any obligation or undertaking to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law. Forward-looking statements in this press release are made pursuant to the safe harbor provisions contained in the U.S. Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by relevant safe harbor provisions for forward-looking statements (or their equivalent) of any applicable jurisdiction. About Ferrovial Ferrovial is one of the world’s leading infrastructure companies. The Company operates in more than 15 countries and has a workforce of over 25,000 worldwide. Ferrovial is triple listed on Euronext Amsterdam, the Spanish Stock Exchanges and Nasdaq and is a member of Spain’s blue-chip IBEX 35 index. It is also included in globally recognized sustainability indices such as the Dow Jones Best in Class Index (former Dow Jones Sustainability Index), and all its operations are conducted in compliance with the principles of the UN Global Compact, which the Company adopted in 2002. For further information: Corporate Communications newsroom.ferrovial.com @ferrovial @ferrovial_es Europe Isabel Muñoz +34 660528832 mimunoz@ferrovial.com North America Rebecca Rountree +1 512 568 5015 rrountree@ferrovial.com